UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 7, 2013

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F XForm 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the fourth quarter 2012 results of Statoil ASA.

2012 FOURTH QUARTER RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
FINANCIAL RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT(HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    Reconciliation of net operating income to adjusted earnings
    Reconciliation of adjusted earnings after tax to net income
END NOTES
FORWARD-LOOKING STATEMENTS

INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
    1 ORGANISATION AND BASIS OF PREPARATION
    2 ACCOUNTING POLICY CHANGES
    3 SIGNIFICANT EVENTS
    4 SEGMENTS
    5 FINANCIAL ITEMS AND BONDS
    6 PROPERTY, PLANT AND EQUIPMENT AND INTANGLIBLE ASSETS
    7 PENSIONS
    8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
    9 INCOME TAX

HSE ACCOUNTING

HSE ACCOUNTING FOR 2012
STATOILS PERFORMANCE INDICATORS FOR HSE

SIGNATURES

2012 FOURTH QUARTER RESULTS

Fourth quarter and preliminary 2012 Operating and Financial review

Statoil's fourth quarter 2012 net operating income was NOK 45.8 billion. In 2012, net operating income was NOK 206.6 billion.

Statoil delivered equity production of 2,004 mboe per day in 2012, increased by 8% from 1,850 mboe per day in 2011. Adjusted earnings increased by 7% to NOK 193.2 billion in 2012, from NOK 179.9 billion in 2011. Statoil achieved an organic reserve replacement ratio (RRR) of 1.1 in 2012.

"2012 was a year of strong strategic and operational progress for Statoil. We grew our production by 8% in 2012, in line with the target we announced in 2011, and we deliver strong earnings growth. We are well underway to deliver profitably on our ambition of producing more than 2.5 million barrels of oil equivalents per day in 2020," says Helge Lund, Statoil's president and CEO.

"Statoil's strategy remains firm. We continue our strong exploration performance, adding more than 1.5 billion barrels in new resources, and we are maturing our high quality project portfolio, including the Johan Sverdrup and Skrugard fields. We continue to manage our balance sheet and enter 2013 from a robust financial position," says Lund.

Statoil's Board of Directors will propose to increase the dividend to NOK 6.75 per share for 2012. This is in line with the company's dividend policy and an increase from NOK 6.50 in 2011.

Statoil maintains its ambition of producing more than 2.5 million barrels of oil equivalents per day by 2020 and estimates organic capital expenditures for 2013 at around USD 19 billion. The company will complete around 50 exploration wells in 2013 with a total exploration activity level at around USD 3.5 billion.

Terror attack in Algeria

On 16 January 2013, Statoil together with our partners BP and Sonatrach, were hit by a terror attack on the In Amenas gas production facility in Algeria. Five esteemed and dear Statoil-colleagues lost their lives in the attack. Twelve of our employees managed to escape to safety. Many colleagues from partners and suppliers are confirmed dead or remain unaccounted for.

"What happened in Algeria is brutal, international terrorism of the worst kind. This affects innocent people from a variety of nations and innocent victims from a number of companies and countries have been subjected to senseless violence. The whole of Statoil is strongly affected by the terror attack. We continue to assist and support the families, friends and colleagues who have lost those dear to them. The safety of our staff and partners will remain our highest priority," says Lund.

Statoil will conduct an investigation to determine the relevant chain of events before, during and after the In Amenas terror attack in order to enable Statoil to further improve within the areas of security, risk-assessment and emergency preparedness.

Capital Markets Update

Today, Statoil presents the Capital Markets Update, focusing on our position as the leading oil and gass operator in Norway and the second largest gas supplier to Europe.

"On the Norwegian continental shelf, we announce that we are on track to meet our ambition of producing more than 1.4 million barrels of oil equivalents per day in 2020," says Lund.

"We also announce that Statoil's gas sales in the European markets were all-time high in 2012, at solid prices. We see a strong outlook for the European gas markets and are well positioned to capture value as the markets develop," says Lund.

Statoil also announces today increased gas volumes for the Block 2 discoveries offshore Tanzania to 7-9 Tcf in total recoverable resources.

Fourth quarter results 2012

Statoil's net operating income was NOK 45.8 billion compared to NOK 60.7 billion in the fourth quarter of 2011.

Adjusted earnings were NOK 48.3 billion, compared to NOK 45.9 billion in the fourth quarter of 2011.

Adjusted earnings after tax were NOK 15.1 billion, up from NOK 14.5 billion in the fourth quarter of 2011.

Net income was NOK 13.0 billion compared to NOK 25.5 billion in the fourth quarter of 2011.

	Fourth quarter			For the year ended
	2012	2011	Change	2012	2011	Change

Net operating income (NOK billion)	45.8	60.7	(25%)	206.6	211.8	(2%)
Adjusted earnings (NOK billion) [8]	48.3	45.9	5%	193.2	179.9	7%
Adjusted earnings after tax (NOK billion) [8]	15.1	14.5	4%	55.1	50.7	9%
Net income (NOK billion)	13.0	25.5	(49%)	69.5	78.4	(11%)
Earnings per share (NOK)	4.08	8.01	(49%)	21.66	24.76	(13%)
ROACE adjusted (last 12 months)	15.2%	15.3%	(0%)	15.2%	15.3%	(0%)
Average liquids price (NOK/bbl) [1]	584	592	(1%)	602	592	2%
Average invoiced gas prices (NOK/scm)	2.12	2.25	(6%)	2.19	2.08	5%
Equity production (mboe per day)	2,032	1,975	3%	2,004	1,850	8%
Serious incident frequency (SIF)	1.0	1.1		1.0	1.1

Key events since third quarter 2012

  Creating value from a superior gas position, by entering into a long-term gas sales agreement with Wintershall for the delivery of a total of 45 billion cubic meters (bcm) to the German and other North-West European markets.
  Building new growth on the NCS through submission of the Dagny and Aasta Hansteen development plans (PDO), start-up of Visund South and approval of the Svalin fast-track development.
  Building material positions in offshore business clusters, by investment decisions to develop the Mariner oil field (Statoil-operated) in the UK North Sea and the Hebron development project offshore Canada.
  Continuing the development of Statoil as a leading global exploration company, by making a third discovery offshore Tanzania, adding additional acreage in the Espirito Santo Basin offshore Brazil, and added barrels to the Johan Sverdrup field.
  Continuing portfolio management and expanding in unconventionals, through the acquisition of around 70,000 operated net acres in the liquid rich part of the central Marcellus area.
  Further strengthening our financial position through the execution of USD 2 billion in debt capital market transactions at highly competitive terms.

OPERATIONAL REVIEW

Operational data	Fourth quarter			For the year ended
	2012	2011	Change	2012	2011	Change

Average liquids price (USD/bbl)	102.7	102.8	(0%)	103.5	105.6	(2%)
USDNOK average daily exchange rate	5.68	5.76	(1%)	5.82	5.61	4%
Average liquids price (NOK/bbl) [1]	584	592	(1%)	602	592	2%
Average invoiced gas prices (NOK/scm)	2.12	2.25	(6%)	2.19	2.08	5%
Refining reference margin (USD/bbl) [2]	5.0	1.6	>100%	5.7	2.3	>100%

Production (mboe per day)
Entitlement liquids production	956	989	(3%)	966	945	2%
Entitlement gas production	885	789	12%	839	706	19%
Total entitlement liquids and gas production [3] [4]	1,841	1,778	4%	1,805	1,650	9%

Equity liquids production	1,122	1,149	(2%)	1,137	1,118	2%
Equity gas production	910	826	10%	867	732	18%
Total equity liquids and gas production [7]	2,032	1,975	3%	2,004	1,850	8%

Liftings (mboe per day)
Liquids liftings	944	972	(3%)	959	910	5%
Gas liftings	885	789	12%	839	706	19%
Total liquids and gas liftings [5]	1,828	1,761	4%	1,797	1,616	11%

Production cost (NOK/boe, last 12 months)
Production cost entitlement volumes [6]	47	47	(1%)	47	47	(1%)
Production cost equity volumes [7]	42	42	(0%)	42	42	(0%)

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

Total equity liquids and gas production [7] was up 3%, to 2,032 mboe per day in the fourth quarter, primarily due to increased gas sales from the NCS, ramp-up of production on various fields and relatively lower effect from maintenance in the fourth quarter 2012 compared to the same period in 2011. The Heidrun redetermination settlement with a relatively higher production in the fourth quarter of 2011, reduced ownership share at Kvitebjørn, operational challenges and expected natural decline on mature fields, partly offset the increase in equity production.

Total entitlement liquids and gas production was up 4%, to 1,841 mboe per day, impacted by the increase in equity production as described above. The average Production Sharing Agreement (PSA) effect was 191 mboe per day compared to 197 mboe per day in the fourth quarter of 2011.

Production cost per boe of entitlement volumes [6] was NOK 47 for the 12 months ended 31 December 2012, compared to NOK 47 for the 12 months ended 31 December 2011. Based on equity volumes, the production cost per barrel was NOK 42 for the respective two periods [7].

Exploration expenditure (including capitalised exploration expenditure) was NOK 4.9 billion, compared to NOK 5.5 billion in the fourth quarter of 2011. The NOK 0.6 billion decrease was mainly due to less seismic activity in the fourth quarter of 2012 compared to the fourth quarter of 2011.

Exploration expenses	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Exploration expenditure (activity)	4.9	5.5	(11%)	20.9	18.8	11%
Expensed, previously capitalised exploration expenditure	0.3	1.0	(65%)	2.7	1.8	49%
Capitalised share of current periods exploration activity	(0.6)	(1.0)	(32%)	(5.9)	(6.4)	(8%)
Impairment / Reversal of Impairment	0.0	(0.8)	>(100%)	0.4	(0.3)	>(100%)

Exploration expenses IFRS	4.7	4.8	(2%)	18.1	13.8	31%

In the fourth quarter of 2012, a total of ten exploration wells were completed before 31 December 2012, four on the NCS and six internationally. Five wells were announced as discoveries in the fourth quarter, three on the NCS and two internationally.

In 2012

Total equity liquids and gas production was up 8% to 2,004 mboe per day in 2012, primarily because of increased gas deliveries from the NCS, start-up of production from new fields and ramp-up of production on various fields. Increased production from Gullfaks on the NCS, due to increased water injection and additional wells, and higher maintenance activities in 2011, added to the increase. Expected natural decline on mature fields and the Heidrun redetermination settlement with a relatively high production in 2011, counteracted the increase in equity production.

Total entitlement liquids and gas production was up 9% to 1,805 mboe per day in 2012, impacted by the increase in equity production as described above. The average PSA effect on entitlement production was 199 mboe per day in 2012 compared to 200 mboe in 2011.

Exploration expenditure (including capitalised exploration expenditure) was NOK 20.9 billion in 2012, compared to NOK 18.8 billion in 2011. The NOK 2.1 billion increase stems mainly from both higher drilling activity internationally and increased field evaluation costs, partly offset by lower activity on the NCS.

In 2012 Statoil completed 46 exploration wells, 19 on the NCS and 27 internationally. A total of 23 wells were announced as discoveries in the period, 14 on the NCS and nine internationally.

The exploration activity is in line with our guidance for 2012, we expected to complete around 45 wells in 2012 with a total exploration activity level at around USD 3.5 billion.

Proved reserves at the end of 2012 were 5,422 mmboe, similar to 5,426 mmboe at the end of 2011. In 2012, a total of 735 mmboe were added through revisions, extensions, discoveries and acquisitions. Reduction in proved reserves is related to sale of reserves in place of 74 mmboe and entitlement production of 665 mmboe.

The reserve replacement ratio (RRR), which measures the proved reserves added to the reserve base (including the effect of sales and purchases) relative to the amount of oil and gas produced, was 1.0 in 2012, compared to 1.2 in 2011. The organic reserves replacement ratio was 1.1 compared to 1.0 in 2011 and the average three-year replacement ratio (including the effects of sales and purchases), was 1.0 at the end of 2012 compared to 0.9 in 2011. The reserves added in 2012 is primarily due to positive revisions on several of our producing fields due to good production performance and continued IOR efforts, sanctioning new field developments in Norway, Canada and the UK and continued drilling in our US onshore assets Bakken, Eagle Ford and Marcellus.

FINANCIAL REVIEW

Income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

REVENUES AND OTHER INCOME
Revenues	159.2	173.9	(8%)	705.7	645.6	9%
Other income	1.4	8.8	(84%)	17.7	24.6	(28%)

Total revenues and other income	160.6	182.7	(12%)	723.4	670.2	8%

OPERATING EXPENSES
Purchases [net of inventory variation]	76.8	82.8	(7%)	363.1	319.6	14%
Operating expenses and selling, general and administrative expenses	17.5	20.7	(15%)	75.1	73.6	2%
Depreciation, amortisation and net impairment losses	15.8	13.8	15%	60.5	51.4	18%
Exploration expenses	4.7	4.8	(2%)	18.1	13.8	31%

Total operating expenses	(114.9)	(122.0)	(6%)	(516.9)	(458.4)	13%

Net operating income	45.8	60.7	(25%)	206.6	211.8	(2%)

Net financial items	0.2	(0.6)	>(100%)	0.2	2.1	(92%)

Income tax	32.9)	(34.7)	(5%)	(137.2)	(135.4)	1%

Net income	13.0	25.5	(49%)	69.5	78.4	(11%)

Non-controlling interests	0.0	(0.0)	>(100%)	0.6	(0.3)	>(100%)

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

Net operating income was NOK 45.8 billion, a decrease of 25% compared to the fourth quarter of 2011.

Revenues were down 8% mainly because of reduced volumes for liquids and lower prices for both liquids and gas measured in NOK, partly offset by increased volumes of gas sold. The drop in revenues as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, and higher unrealised gains on derivatives in the fourth quarter of 2011, added to the decrease. The NOK 7.4 billion decrease in Other income stem mainly from gain on sale of assets in the fourth quarter of 2011.

Purchases [net of inventory variation], which represent Statoil's purchases of SDFI [9] and third-party volumes, decreased by 7% mainly because of lower prices for liquids and gas. Operating expenses and selling, general and administrative expenses were down 15%, impacted by the drop of expenses as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012. The 15% increase in depreciation, amortisation and net impairment losses stem mainly from increased production from start-up and ramp-up on various fields. Exploration expenses decreased by 2% mainly because of lower seismic activity and lower exploration expenditures capitalised in previous periods being expensed this quarter. The decrease was partly offset by a lower portion of exploration expenditures capitalised due to non-commercial wells, and by a reversal of impairment in the fourth quarter of 2011.

Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods. See Use and reconciliation of non-GAAP financial measures for more information on Adjusted earnings and a reconciliation to Net operating income.

Adjusted earnings [8]	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Adjusted total revenues and other income	162.8	168.9	(4%)	713.6	639.3	12%

Adjusted purchases	76.3	82.9	(8%)	363.2	320.3	13%
Adjusted operating expenses and selling, general and administrative expenses	18.2	20.5	(11%)	79.6	74.8	6%
Adjusted depreciation, amortisation and net impairment losses	15.3	13.9	10%	59.3	50.2	18%
Adjusted exploration expenses	4.7	5.6	(17%)	18.3	14.2	29%

Adjusted earnings [8]	48.3	45.9	5%	193.2	179.9	7%

In the fourth quarter of 2012, lower fair values of derivatives (NOK 0.8 billion), lower value of products in operational storage (NOK 0.6 billion) and impairment, net of reversals (NOK 0.3 billion) had a negative impact on net operating income, while net over/underlift position (NOK 0.5 billion) and other provisions/adjustments (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 1.5 billion), adjusted earnings were NOK 48.3 billion in the fourth quarter of 2012, which is an increase of 5% compared to the same period in 2011.

In the fourth quarter of 2011, net gain on sale of assets (NOK 8.5 billion), higher fair values of derivatives (NOK 5.1 billion), underlift (NOK 0.1 billion), impairment, net of reversals (NOK 1.0 billion) and higher value of products in operational storage (NOK 0.2 billion), had a positive impact on net operating income, while other adjustments (NOK 0.2 billion) had a negative impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.2 billion), adjusted earnings were NOK 45.9 billion in the fourth quarter of 2011.

Adjusted earnings were positively affected by good results from the sale of gas. Gas volumes were considerably higher compared to the fourth quarter 2011. Also, higher refinery margins and lower adjusted operating and exploration costs made a positive contribution to adjusted earnings. Reduced volumes of liquids, lower liquids and gas prices and higher adjusted depreciation costs reflecting the overall increased production level, partly offset the increase.

Adjusted total revenues and other income were down 4% mainly because of reduced volumes for liquids and lower prices for both liquids and gas measured in NOK. The decrease was partly offset by increased volumes of gas sold. Also, the drop in revenues as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Adjusted purchases decreased by 8% mainly because of lower prices for liquids and gas. The drop in purchases as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Adjusted operating expenses and selling, general and administrative expenses decreased by 11% to NOK 18.2 billion. The drop of NOK 1.8 billion in expenses as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease. Also, reduced ownership share following the Heidrun redetermination and decreased transportation costs due to lower volumes of liquids, added to the decrease. Higher activity related to start-up and ramp-up of production on various fields, and increased royalty payments, counteracted the decrease.

Adjusted depreciation, amortisation and net impairment losses were up 10%, mainly because of increased production from start-up and ramp-up on various fields.

Adjusted exploration expenses decreased by NOK 0.9 billion, mainly because of lower seismic activity and lower exploration expenditures capitalised in previous periods being expensed this quarter. The decrease was partly offset by a lower portion of current exploration expenditures capitalised due to non-commercial wells.

Net financial items amounted to a gain of NOK 0.2 billion in the fourth quarter of 2012, compared to a loss of NOK 0.6 billion in the fourth quarter of 2011.

	31 December	30 September	30 June	31 December
Exchange rates	2012	2012	2012	2011

USDNOK	5.57	5.70	5.98	5.99
EURNOK	7.34	7.37	7.53	7.75

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 0.7 billion in the fourth quarter of 2012.

Net financial items in the fourth quarter of 2012 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Financial items according to IFRS	0.6	0.5	0.5	(1.4)	0.2	(0.4)	(0.3)

Foreign exchange (FX) impacts (incl. derivatives)	0.1	(0.5)			(0.4)
Interest rate (IR) derivatives			(0.5)		(0.5)

Subtotal	0.1	(0.5)	(0.5)	0.0	(0.8)	0.8	0.0

Financial items excluding FX and IR derivatives	0.7	0.0	0.0	(1.4)	(0.7)	0.4	(0.3)

Income taxes were NOK 32.9 billion in the fourth quarter, equivalent to an effective tax rate of 71.6%, compared to 57.7% in the fourth quarter of 2011. The tax rate increased mainly due to capital gains in the fourth quarter of 2011 with lower than average tax rates and a one-off deferred tax expense in the fourth quarter of 2012 related to an enacted tax law change in Norway. The increase was also caused by relatively higher income from the NCS in the fourth quarter of 2012. Income from the NCS is subject to a higher than average tax rate. The tax rate in both the fourth quarter of 2012 and the fourth quarter of 2011 was decreased due to recognition of previously unrecognised deferred tax assets.

Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which excludes net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods. See Use and reconciliation of non-GAAP financial measures - reconciliation of adjusted earnings after tax to net income.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

	Fourth quarter
Adjusted earnings after tax by segment [8]	2012			2011
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	37.5	28.3	9.2	38.2	28.9	9.3
Development and Production International	5.7	1.7	4.0	1.6	(1.7)	3.3
Marketing, Processing & Renewable energy	5.1	3.5	1.6	5.5	4.0	1.4
Fuel & Retail	-	-	-	0.3	0.1	0.2
Other	(0.1)	(0.3)	0.2	0.3	0.1	0.2

Group	48.3	33.2	15.1	45.9	31.4	14.5

Effective tax rates on adjusted earnings			68.8%			68.4%

Adjusted earnings after tax were NOK 15.1 billion, equivalent to an effective tax rate on adjusted earnings of 68.8%, compared to 68.4% in the fourth quarter of 2011. The increase in tax rates compared to the fourth quarter of 2011 was mainly explained by a NOK 2.3 billion one-off deferred tax expense in the fourth quarter of 2012 related to an enacted tax law change in Norway affecting the Development and Production International segment. This was partly offset by relatively lower adjusted earnings from high tax regimes within the Development and Production International segment in the fourth quarter of 2012, and relatively lower adjusted earnings from the NCS in the fourth quarter of 2012. Income from the NCS is subject to a marginal tax rate of 78%. The tax rate on adjusted earnings was decreased in both quarters due to recognition of previously unrecognised deferred tax assets, mainly within the Development and Production International segment. The recognised deferred tax asset amounted to NOK 2.8 billion in the fourth quarter of 2012 and NOK 3.8 billion in the fourth quarter of 2011.

Net income amounted to NOK 13.0 billion in the fourth quarter, a decrease of 49% compared to the fourth quarter of 2011. The decrease was mainly attributable to gain from sale of assets in the fourth quarter of 2011, and higher unrealised gain on derivatives in the fourth quarter of 2011.

In 2012

In 2012, net operating income was NOK 206.6 billion, a decrease of 2% compared to 2011.

Revenues and other income were positively impacted by increased volumes of liquids and gas sold and higher prices measured in NOK for both liquids and gas. Lower unrealised gains on derivatives, substantial net gains from sale of assets in 2011 and the drop in revenues caused by the divestment of the Fuel and Retail segment in the second quarter of 2012, offset the increase in revenues.

Purchases [net of inventory variation] increased by 14%, mainly due to increased volumes and higher prices of liquids purchased measured in NOK. Operating expenses and selling, general and administrative expenses totalled NOK 75.1 billion, up 2% compared to 2011, mainly explained by increased operating plant costs from start-up and ramp-up of production on various fields. The reversal of a provision in the second quarter 2012 related to the discontinued part of the early retirement pension, and the drop in expenses caused by the divestment of the Fuel and Retail segment in the second quarter of 2012, counteracted the increase. Depreciation, amortisation and net impairment losses were up 18% mainly because of increased production from start-up and ramp-up on various fields. Exploration expenses increased 31% to NOK 18.1 billion, mainly because of higher drilling activity in the international business and increased spending on seismic and field evaluation.

In 2012, lower fair values of derivatives (NOK 3.6 billion) and impairment losses (NOK 1.0 billion) negatively impacted net operating income, while gain on sale of assets (NOK 14.3 billion), other adjustments related to the discontinued part of the early retirement pension (NOK 4.3 billion), higher value of products in operational storage (NOK 0.1 billion) and net over/underlift position (NOK 0.8 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 1.6 billion), adjusted earnings were NOK 193.2 billion in 2012.

In 2011, impairment losses net of reversals (NOK 0.9 billion),net over/underlift position (NOK 2.9 billion) and other adjustments (NOK 0.2 billion) negatively impacted net operating income, while gain on sale of assets (NOK 22.6 billion), higher fair value of derivatives (NOK 12.0 billion), higher value of products in operational storage (NOK 0.7 billion) and reversal of provisions (NOK 0.6 billion) had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 0.1 billion), adjusted earnings were NOK 179.9 billion in 2011.

The 7% increase in adjusted earnings was primarily caused by the increase in liquids and gas prices measured in NOK and increased volumes sold because of the increase in production and liftings. Higher exploration costs, increased depreciation costs and other operating expenses reflecting the overall increased activity level, partly offset the increase.

Adjusted total revenues and other income were positively impacted by increased volumes of liquids and gas sold, and higher prices for both liquids and gas, measured in NOK. The drop in revenues caused by the divestment of the Fuel and Retail segment in the second quarter of 2012, partly offset the increase.

Adjusted purchases increased by 13%, mainly due to the higher volumes of oil and gas purchased, and higher prices of liquids measured in NOK.

Adjusted operating expenses and selling, general and administrative expenses increased by 6%, mainly explained by increased operating plant costs and start-up and ramp-up of production on various fields. Also, increased royalty payments, higher transportation activity due to higher volumes of liquids and longer distances, and increased transportation costs due to lower Gassled ownership share, added to the increase. The NOK 3.5 billion drop in expenses caused by the divestment of the Fuel and Retail segment in the second quarter of 2012, partly offset the increase.

Adjusted depreciation, amortisation and net impairment losses were up 18% mainly because of start-up and acquisition of new fields. Ramp-up and higher entitlement production on various fields together with higher investments added to the increase. Higher reserve estimates and lower ownership share in Gassled partly offset the increase.

Adjusted exploration expenses increased by 29%, mainly because of higher drilling activity in the international business, increased spending on seismic and field evaluation, and because a lower portion of exploration expenditures was capitalised in 2012 due to non-commercial wells. A higher portion of exploration expenditures capitalised in previous periods being expensed in 2012, added to the increase.

Net financial items amounted to a gain of NOK 0.2 billion in 2012, compared to a gain of NOK 2.1 billion in 2011. The decrease was mainly due to an impairment loss related to a financial investment in 2012, partly offset by a positive financial investment and interest income result in 2012 compared to 2011. In addition a decrease in fair value gains on interest rate swap positions related to the interest rate management of external loans, contributed to the decrease, offset by a decrease in interest and finance expenses.

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 1.9 billion in 2012.

Net financial items for the year 2012 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Financial items according to IFRS	1.8	0.8	3.0	(5.5)	0.2	(0.1)	0.0

Foreign exchange (FX) impacts (incl. derivatives)	0.4	(0.8)			(0.5)
Interest rate (IR) derivatives			(3.0)		(3.0)
Impairment of financial investment	2.1				2.1
Gain on financial lease	(0.7)				(0.7)

Subtotal	1.7	(0.8)	(3.0)	0.0	(2.1)	3.1	1.0

Financial items excluding FX and IR derivatives	3.5	0.0	0.0	(5.5)	(1.9)	3.0	1.0

Income taxes were NOK 137.2 billion in 2012, equivalent to an effective tax rate of 66.4%, compared to 63.3% in 2011. The increase was mainly due to a one-off deferred tax expense related to an enacted tax law change in Norway. The increase was also caused by relatively higher income from the NCS in the fourth quarter of 2012. Income from the NCS is subject to a higher than average tax rate. The tax rate in both 2012 and 2011 was decreased due to recognition of previously unrecognised deferred tax assets.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

	For the year ended
Adjusted earnings after tax by segment [8]	2012			2011
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	154.8	116.2	38.6	150.4	113.2	37.2
Development and Production International	20.4	9.0	11.4	16.7	6.9	9.9
Marketing, Processing and Renewable energy	17.7	12.5	5.2	11.2	9.0	2.1
Fuel & Retail	0.6	0.2	0.5	1.9	0.5	1.3
Other	(0.3)	0.2	(0.5)	(0.2)	(0.3)	0.1

Group	193.2	138.1	55.1	179.9	129.2	50.7

Effective tax rates on adjusted earnings			71.5%			71.8%

Adjusted earnings after tax were NOK 55.1 billion in 2012, equivalent to an effective tax rate on adjusted earnings of 71.5%, compared to 71.8% in 2011. The decreased tax rate on adjusted earnings was mainly due to relatively lower adjusted earnings from high tax regimes within the Development and Production International segment in 2012, and relatively lower adjusted earnings from the NCS in 2012. Adjusted earnings from the NCS is subject to a marginal tax rate of 78%. This was partly offset by a NOK 2.3 billion one-off deferred tax expense caused by an enacted tax law change in Norway related to the segment Development and Production International. The tax rate on adjusted earnings decreased both in 2012 and 2011 because of recognition of previously unrecognised deferred tax assets, mainly within the Development and Production International segment. The recognised deferred tax asset amounted to NOK 2.8 billion in 2012 and NOK 3.8 billion in 2011.

In 2012, net income decreased by 11% to NOK 69.5 billion, mainly due to decreased gain from sale of assets and decreased unrealised gains on derivatives, partly offset by increased adjusted earnings as described above.

Return on average capital employed after tax (ROACE) [8] was 18.7% for the 12 month period ended 31 December 2012, and 22.1% for the 12 month period ended 31 December 2011. Based on adjusted earnings after tax and average capital employed, adjusted ROACE was 15.2% and 15.3% for the two periods, respectively.

Organic capital expenditures (excluding acquisitions and capital lease) amounted to NOK 108 billion for the year ended 2012. This is in line with our guidance for 2012.

Statoil's board of directors will propose to the annual meeting a dividend of NOK 6.75 per share for 2012. For 2011, Statoil paid an ordinary dividend of NOK 6.50 per share.

OUTLOOK

Organic capital expenditures for 2013 (i.e. excluding acquisitions and capital leases), are estimated at around USD 19 billion.

Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2013 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

Our ambition for the unit of production cost continues to be in the top quartile of our peer group.

Planned maintenance is expected to have a negative impact on the quarterly production of approximately 25 mboe per day in the first quarter of 2013 all planned outside the NCS. In total, the maintenance is estimated to have a negative impact on equity production of around 45 mboe per day for the full year 2013, of which most are liquids.

Statoil has an ambition to reach an equity production above 2.5 million barrels of oil equivalents per day in 2020 [10]. The growth is expected to come from new projects in the period from 2014 to 2016 resulting in a 2 to 3% Compound Annual Growth Rate (CAGR) for the period from 2012 to 2016. A second wave of projects is expected to come on stream from 2016 to 2020 resulting in an accelerated growth rate (CAGR) of 3 to 4%. The growth towards 2020 will not be linear and the equity production for 2013 is estimated to be lower than the 2012 level. Following the closing of the Wintershall transaction the impact on production will be around 40 mboe per day.

Growth in the US onshore gas production is expected to be around 25 mboe lower per day compared to earlier assumptions. In Europe, as part of the value over volume strategy, the company produced somewhat higher gas volumes in 2012 than previously assumed, which reduces estimated 2013 gas production by approximately 15 mboe per day.

Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance. In addition, the recent terror attack implies uncertainties related to production from In Amenas in Algeria.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

FINANCIAL RISK UPDATE

Financial risk factors

The financial results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices and currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2011 and the 2011 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The Group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with a focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

On 16 January 2013, Statoil together with our partners BP and Sonatrach, were hit by a terror attack on the In Amenas gas production facility in Algeria. Five esteemed and dear Statoil-colleagues lost their lives in the attack. Twelve of our employees managed to escape to safety. This incident will be further commented in the 2013 HSE reports.

Fourth quarter 2012

The total recordable injury frequency was 3.5 in the fourth quarter of 2012 compared to 3.9 in the fourth quarter of 2011. The serious incident frequency improved from 1.1 in the fourth quarter of 2011 to 1.0 in the fourth quarter of 2012.

The volume of accidental oil spills decreased from 12 cubic meters in the fourth quarter of 2011 to 7 cubic meters in the fourth quarter of 2012. The number of accidental oil spills decreased from 98 in the fourth quarter of 2011 to 46 in the fourth quarter of 2012.

In 2012

The total recordable injury frequency was 3.8 in 2012 compared to 4.4 in 2011. The serious incident frequency improved from 1.1 in 2011 to 1.0 in 2012. There were no fatal accidents in 2012.

The volume of accidental oil spills increased from 44 cubic meters in 2011 to 52 cubic meters in 2012. The number of accidental oil spills decreased from 376 in 2011 to 306 in 2012.

	Fourth quarter		For the year ended
HSE	2012	2011	2012	2011

Total recordable injury frequency	3.5	3.9	3.8	4.4
Serious incident frequency	1.0	1.1	1.0	1.1
Accidental oil spills (number)	46	98	306	376
Accidental oil spills (cubic metres)	7	12	52	44

DEVELOPMENT AND PRODUCTION NORWAY

OPERATIONAL REVIEW

	Fourth quarter			For the year ended
Operational data	2012	2011	Change	2012	2011	Change

Prices
Liquids price (USD/bbl)	104.5	102.8	2%	104.5	105.6	(1%)
Liquids price (NOK/bbl)	594.0	592.0	0%	608.5	592.3	3%
Transfer price natural gas (NOK/scm)	1.86	1.72	8%	1.84	1.64	12%

Production (mboe per day)
Entitlement liquids	592	697	(15%)	624	693	(10%)
Entitlement natural gas	737	690	7%	710	624	14%
Total entitlement liquids and gas production [4]	1,329	1,387	(4%)	1,335	1,316	1%

Liftings (mboe per day)
Liquids liftings	601	678	(11%)	632	673	(6%)
Gas liftings	737	690	7%	710	624	14%
Total liquids and gas liftings [5]	1,338	1,368	(2%)	1,343	1,297	4%

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

Average daily production of liquids and gas decreased by 4% to 1,329 mboe per day. The decrease was mainly due to the Heidrun redetermination settlement with a relative high equity production in fourth quarter of 2011, reduced ownership share at Kvitebjørn, reduced production at Alve due to challenges with gas export riser at Norne and expected reductions due to natural decline on mature fields. The decrease was partly offset by higher gas off-take at Oseberg and Troll and increased production at Gjøa and Vega after replacement of riser in 2011.

In 2012

Average daily production of liquids and gas increased by 1% mainly due to higher gas off-take from Oseberg and Troll, higher regularity and new wells in production at Gullfaks, higher regularity and ownership share at Snøhvit and higher production from Gjøa and Vega due to riser challenges in 2011. The increase was partly offset by the Heidrun redetermination settlement with a relative high equity production in 2011, reduced ownership share at Kvitebjørn, higher turnaround effect compared to last year at Sleipner and expected reductions due to natural decline on mature fields.

FINANCIAL REVIEW

Income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Total revenues and other income	52.3	55.7	(6%)	220.8	212.1	4%

Operating expenses and selling, general and administrative expenses	5.6	6.8	(17%)	25.8	24.7	4%
Depreciation, amortisation and net impairment losses	7.8	8.0	(2%)	29.8	29.6	1%
Exploration expenses	1.2	1.9	(36%)	3.5	5.1	(31%)

Total operating expenses	14.7	16.7	(12%)	59.2	59.4	(0%)

Net operating income	37.6	38.9	(3%)	161.7	152.7	6%

Adjusted earnings [8]	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Adjusted total revenues and other income	52.3	55.2	(5%)	213.4	210.3	2%

Adjusted operating expenses and selling, general and administrative expenses	5.7	7.1	(20%)	25.9	25.2	3%
Adjusted depreciation, amortisation and net impairment losses	7.8	8.0	(2%)	29.2	29.6	(1%)
Adjusted exploration expenses	1.2	1.9	(36%)	3.5	5.1	(31%)

Adjusted earnings [8]	37.5	38.2	(2%)	154.8	150.4	3%

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

Net operating income for Development and Production Norway was NOK 37.6 billion compared to NOK 38.9 billion in the fourth quarter of 2011. The decrease was mainly attributable to decreased production of liquids, but partly offset by an increase in the price of gas, increased production of gas and decreased operating expenses.

In the fourth quarter of 2012, an unrealised loss on derivatives (NOK 0.6 billion) had a negative impact on net operating income. Over/underlift position (NOK 0.6 billion) and other adjustments (NOK 0.1 billion) had a positive impact on net operating income. In the fourth quarter of 2011, over/underlift position (NOK 0.3 billion) and other adjustments (NOK 0.1 billion) had a negative impact on net operating income. An unrealised gain on derivatives (NOK 1.2 billion) had a positive impact on net operating income.

Adjusted for these items, adjusted earnings decreased by 2%. This was primarily driven by lower revenues, partly offset by decreased operating expenses and decreased exploration expenses.

Adjusted total revenues and other income decreased by 5%, primarily driven by a negative effect of NOK 5.7 billion due to decreased production of liquids. The decrease was partly offset by a higher transfer sales price of natural gas (measured in NOK) which had a positive impact of NOK 2.1 billion and increased production of gas that had a positive impact of NOK 1.2 billion.

Adjusted operating expenses and selling, general and administrative expenses decreased by 20%, mainly due to a relatively higher impact from cost allocations in the fourth quarter of 2011, and decreased costs following the Heidrun redetermination.

Adjusted depreciation, amortisation and net impairment losses decreased by 2%, mainly due to increased proved reserves.

Adjusted exploration expenses decreased by NOK 0.7 billion, mainly due to lower drilling and seismic activity and a lower portion of exploration expenditures capitalised in previous periods being expensed in this quarter.

In 2012

In 2012, net operating income for Development and Production Norway was NOK 161.7 billion compared to NOK 152.7 billion in 2011. The increase was mainly attributable to a gain on sale of NCS assets to Centrica, increased gas production, an increase in the price of gas and USDNOK average daily exchange rate and decreased exploration expenses, partly offset by a decrease in the price of oil in USD, a decrease in the production of oil and increased operating expenses.

In 2012, the gain related to a sale of NCS assets to Centrica (NOK 7.5 billion), reversal of provision related to the discontinued part of the early retirement pension (NOK 0.7 billion) and over/underlift position (NOK 0.8 billion) positively impacted net operating income. An unrealised loss on derivatives (NOK 1.5 billion), impairment on Glitne (NOK 0.6 billion) and other adjustments (NOK 0.1 billion) negatively impacted net operating income. In 2011, over/underlift position (NOK 2.5 billion) and other adjustments (NOK 0.4 billion) negatively impacted net operating income. An unrealised gain on derivatives (NOK 5.2 billion) positively impacted net operating income.

Adjusted for these items, adjusted earnings increased by 3%. The increase was primarily driven by higher revenues and decreased exploration expenses.

Adjusted total revenues and other income increased by 2%, primarily driven by a positive effect of NOK 8.5 billion due to increased production of gas, higher transfer sales price of natural gas (measured in NOK) which had a positive impact of NOK 6.3 billion, and a positive exchange rate deviation effect of NOK 5.1 billion. This was partly offset by decreased production of liquids which had a negative impact of NOK 14.4 billion and decreased price of liquids measured in USD that had a negative impact of NOK 1.4 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by 3%. This was mainly due to increased operating plant costs related to higher maintenance activity and well maintenance on some fields.

Adjusted depreciation, amortisation and net impairment losses were slightly reduced mainly due to an increase of proved reserves, partly offset by net increased production.

Adjusted exploration expenses decreased by 31%, mainly due to lower drilling and seismic activity and lower exploration expenditures capitalised in previous periods being expensed in this period.

Portfolio developments since last quarter:

  Sanctioned nine investment projects and submitted plan for development and operation (PDO) for Dagny, Ivar Aasen and Aasta Hansteen to the Norwegian Ministry of Petroleum and Energy (MPE).
  Received approval for the PDO of the Svalin fast-track project.
  Production start-up of Visund South, the first fast track project in production on the NCS.
  Skarv (operated by BP) started production.
  Turnarounds at Njord and Gullfaks C were finalized.
  Extensive appraisal drilling still on-going in the Johan Sverdrup area. Several successful appraisal wells were drilled during the fourth quarter, providing important information needed to plan for an optimal development of the field.
  In the Awards of Predefined Areas (APA) 2012 round, Statoil was awarded interests in 14 production licences on the Norwegian continental shelf, of which seven will be operated by Statoil.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

OPERATIONAL REVIEW

	Fourth quarter			For the year ended
Operational data	2012	2011	Change	2012	2011	Change

Prices
Liquids price (USD/bbl)	99.4	102.7	(3%)	101.4	105.7	(4%)
Liquids price (NOK/bbl)	565.1	591.7	(4%)	590.3	592.8	(0%)

Production (mboe per day)
Entitlement liquids production	364	292	25%	342	252	35%
Entitlement gas production	147	99	49%	128	82	56%
Total entitlement liquids and gas production [3] [4]	511	391	31%	470	334	41%

Equity liquids production	530	452	17%	512	426	20%
Equity gas production	172	136	27%	156	108	44%
Total equity liquids and gas production	703	588	19%	669	534	25%

Liftings (mboe per day)
Liquids liftings	343	295	16%	326	237	38%
Gas liftings	147	99	49%	128	82	56%
Total liquids and gas liftings [5]	490	393	25%	454	318	43%

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

Average equity production of liquids and gas increased by 19%, mainly due to start-up/ramp-up of fields, including Bakken (U.S.), Marcellus (U.S.), Pazflor (Angola) and Caesar-Tonga (U.S.), which in total contributed around 130 mboe per day to the increase. In addition, turnarounds had a relatively lower negative impact on production in the fourth quarter of 2012 compared to the fourth quarter of 2011. The increases were partly offset by natural decline at several fields.

Average daily entitlement production of liquids and gas increased by 31%, due to increased equity production and a lower negative effect from production sharing agreements (PSA effect). The PSA effect was 191 mboe per day in the fourth quarter of 2012, compared to 197 mboe per day in the fourth quarter of 2011.

In 2012

Average equity production of liquids and gas increased by 25%, mainly due to start-up/ramp-up of fields, including Pazflor (Angola), Marcellus (U.S.) and Peregrino (Brazil) and the acquisition of Bakken (U.S.) in the fourth quarter of 2011. This was partly offset by natural decline at several fields.

Average daily entitlement production of liquids and gas increased by 41%. The increase was driven by the increase in equity production as described above and a relatively lower negative effect from production sharing agreements. The PSA effect amounted to 199 mboe per day in 2012, compared to 200 mboe per day in 2011.

FINANCIAL REVIEW

Income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Total revenues and other income	21.3	16.4	29%	82.9	70.9	17%

Purchases [net of inventory variation]	0.4	0.4	(6%)	1.3	0.7	91%
Operating expenses and selling, general and administrative expenses	5.0	5.5	(8%)	19.3	14.9	30%
Depreciation, amortisation and net impairment losses	6.6	4.6	45%	26.2	13.8	90%
Exploration expenses	3.4	2.9	20%	14.6	8.7	67%

Total operating expenses	15.5	13.3	16%	61.4	38.1	61%

Net operating income	5.7	3.1	86%	21.5	32.8	(35%)

Adjusted earnings [8]	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Adjusted total revenues and other income	21.7	15.7	38%	82.5	57.3	44%

Adjusted purchases	0.4	0.4	(6%)	1.3	0.7	91%
Adjusted operating expenses and selling, general and administrative expenses	5.4	5.0	8%	19.9	14.9	34%
Adjusted depreciation, amortisation and net impairment losses	6.6	4.9	35%	26.2	16.0	64%
Adjusted exploration expenses	3.4	3.7	(7%)	14.7	9.0	63%

Adjusted earnings [8]	5.7	1.6	>100%	20.4	16.7	22%

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

In the fourth quarter of 2012, net operating income for Development and Production International was NOK 5.7 billion compared to NOK 3.1 billion in the same period in 2011.

Net operating income in the fourth quarter of 2012 was negatively impacted by an over/underlift position of NOK 0.1 billion, offset by changed fair value of derivatives of NOK 0.1 billion. In 2011, net operating income was positively impacted by over/underlift position of NOK 0.4 billion and reversal of impairments of NOK 1.1 billion.

Adjusted for these items, adjusted earnings were NOK 5.7 billion compared to NOK 1.6 billion, mainly due to an increase in revenues and other income, which was partly offset by increased depreciation and operating expenses.

Adjusted total revenues and other income were NOK 21.7 billion, up 38%, mainly due to higher entitlement production which increased revenues by NOK 4.4 billion. The increase was partly offset by lower realised liquids and gas prices (measured in NOK) which reduced revenues by NOK 1.3 billion. In addition, other income increased, mainly due to a negative impact in the fourth quarter of 2011 related to disputed PSA interpretations in Angola and Nigeria.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 0.4 billion, of which royalty expenses increased by NOK 0.3 billion. In addition, increased production and ramp-up of new fields increased expenses.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 1.7 billion, mainly due to start-up and acquisition of new fields (Bakken, Kizomba Satellites and Caesar-Tonga), which increased depreciation by approximately NOK 0.7 billion. In addition, ramp-up and net increased entitlement production from other fields increased depreciation.

Adjusted exploration expenses amounted to NOK 3.4 billion in the fourth quarter of 2012. The decrease of NOK 0.3 billion was mainly due to decreased seismic costs, partly offset by increased expenses of non-commercial wells.

In 2012

In 2012, net operating income for Development and Production International was NOK 21.5 billion compared to NOK 32.8 billion in 2011.

Net operating income for 2012 was positively impacted by a gain on sale of assets of NOK 1.0 billion and NOK 0.1 billion from a signature bonus reimbursement. In 2011, net operating income was positively impacted by NOK 14.2 billion from gains on sale of assets and net impairment reversals of NOK 2.4 billion. Over/underlift position of NOK 0.4 billion and NOK 0.1 billion in other adjustments negatively impacted net operating income.

Adjusted for these items, adjusted earnings in 2012 and 2011 were NOK 20.4 billion and NOK 16.7 billion, respectively. The change was primarily due to an increase in adjusted total revenue and other income, which was partly offset by higher depreciation and operating expenses and increased exploration expenses.

Adjusted total revenues and other income increased by 44%, driven by higher entitlement production which increased revenues by NOK 22.7 billion and an increase in other income. The increase was partly offset by lower realised liquids and gas prices (measured in NOK) which reduced revenues by NOK 0.9 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 5.0 billion, of which royalty expenses increased by NOK 2.9 billion. In addition, higher production and ramp-up of new fields increased expenses.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 10.2 billion, where start-up and acquisition of new fields (Pazflor, Peregrino, Bakken, Kizomba Satellites and Caesar-Tonga) increased depreciation by approximately NOK 9.3 billion. In addition, ramp-up and net increased entitlement production from other fields increased depreciation.

Adjusted exploration expenses amounted to NOK 14.7 billion in 2012. The increase of NOK 5.7 billion was mainly due to increased expenses of non-commercial wells and increased seismic and field evaluation costs.

Portfolio developments since last quarter:

  Statoil acquired additional assets and operatorship in the Marcellus play on 18 December for an acquisition price of USD 0.6 billion.
  Statoil announced that the Lavani-2 exploration and appraisal well has resulted in a new natural gas discovery offshore Tanzania.
  PSVM field in Angola started production in December.
  After 26 high bids at the June Gulf of Mexico lease sale, the U.S. Bureau of Ocean Energy Management (BOEM) awarded Statoil the final seven leases.
  Investment decision to develop the Mariner oil field development (operated by Statoil) in the UK North Sea and the Hebron development project offshore Canada.

MARKETING, PROCESSING AND RENEWABLE ENERGY

OPERATIONAL REVIEW

	Fourth quarter			For the year ended
Operational data	2012	2011	Change	2012	2011	Change

Refining reference margin (USD/bbl)	5.0	1.6	>100%	5.7	2.3	>100%
Contract price methanol (EUR/tonne)	340	315	8%	335	308	9%

Natural gas sales Statoil entitlement (bcm)	12.5	10.9	15%	47.3	39.0	22%
Natural gas sales (third-party volumes) (bcm)	3.4	2.6	27%	8.6	11.4	(25%)
Natural gas sales (bcm)	15.8	13.5	17%	55.9	50.4	11%
Natural gas sales on commission	0.5	0.4	37%	1.7	1.3	30%
Average invoiced gas prices (NOK/scm)	2.12	2.25	(6%)	2.19	2.08	5%
Transfer price natural gas (NOK/scm)	1.86	1.72	8%	1.84	1.64	12%
Regularity at delivery point	100%	100%	0%	100%	100%	0%

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

Natural gas sales volumes amounted to 15.8 billion standard cubic meters (bcm), up 17%. The increase was mainly related to higher entitlement production both on the NCS and in the U.S. Of total gas sales in the fourth quarter of 2012, entitlement gas amounted to 12.5 bcm, and 0.6 bcm was related to the Norwegian State's direct financial interest (SDFI) share of U.S. gas sales. In the fourth quarter of 2011, 10.9 bcm of total gas sales was entitlement gas and 1.1 bcm was the SDFI share of U.S. gas sales.

Average invoiced natural gas sales price decreased by 6%, mainly due to a higher proportion of U.S. volumes, with lower prices than Europe.

Refinery throughput increased both at the Mongstad and Kalundborg refineries.

In 2012

Natural gas sales volumes amounted to 55.9 bcm, an increase of 11%. The increase was mainly related to higher entitlement production. Of total gas sales in 2012, entitlement gas amounted to 47.3 bcm, and 2.7 bcm was related to the SDFI share of U.S. gas sales. In 2011, 39.0 bcm of total gas sales was entitlement gas, and 4.5 bcm was the SDFI share of U.S. gas sales.

Average invoiced natural gas sales price increased by 5%, due to an increase in gas prices linked to contracts for oil products as well as gas indexed prices, partly offset by a higher share of U.S. gas sales at significantly lower prices than in Europe.

Refinery throughput increased both at the Mongstad and Kalundborg refineries.

FINANCIAL REVIEW

Income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Total revenues and other income	153.5	171.7	(11%)	669.5	610.0	10%

Purchases [net of inventory variation]	141.5	145.6	(3%)	620.3	550.5	13%
Operating expenses and selling, general and administrative expenses	6.9	7.5	(7%)	30.6	28.8	6%
Depreciation, amortisation and net impairment losses	1.1	0.7	57%	3.0	6.0	(50%)

Total operating expenses	149.5	153.8	(3%)	653.9	585.2	12%

Net operating income	4.0	17.9	(78%)	15.5	24.7	(37%)

Adjusted earnings [8]	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Adjusted total revenues and other income	153.8	159.3	(3%)	671.6	594.4	13%

Adjusted purchases	140.9	145.8	(3%)	620.4	551.1	13%
Adjusted operating expenses and selling, general and administrative expenses	7.2	7.5	(4%)	31.1	29.4	6%
Adjusted depreciation, amortisation and net impairment losses	0.6	0.5	17%	2.4	2.7	(12%)

Adjusted earnings [8]	5.1	5.5	(7%)	17.7	11.2	58%

The statements below are related to developments in the fourth quarter of 2012 compared to the fourth quarter of 2011, and developments in 2012 compared to 2011, respectively.

Fourth quarter 2012

Net operating income for Marketing, Processing and Renewable Energy amounted to NOK 4.0 billion, down from NOK 17.9 billion in the fourth quarter of 2011.

Net operating income in the fourth quarter of 2012 included a gain due to periodisation of inventory hedging effects (NOK 0.2 billion), a loss on operational storage (NOK 0.6 billion), a negative change in fair value of derivatives (NOK 0.5 billion) and an impairment loss (NOK 0.3 billion). Net operating income in the fourth quarter of 2011 included a gain related to the sale of the 24.1% interest in Gassled (NOK 8.4 billion), a positive change in fair value of derivatives (NOK 3.0 billion), a gain due to periodisation of inventory hedging effects (NOK 1.0 billion), a gain on the operational storage (NOK 0.2 billion) and an impairment loss related to a gas fired power station (NOK 0.2 billion).

Adjusted for these items, adjusted earnings were NOK 5.1 billion, compared to NOK 5.5 billion in the fourth quarter of 2011. The decrease was mainly due to lower income from Gassled after the 24.1% share divestment in December 2011, partly offset by higher volumes and margins on refining and oil sales.

Adjusted total revenues and other income decreased by 3%, due to lower volumes and prices of crude and other oil products, partly offset by increased volumes of gas sold.

Adjusted purchases were down 3% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses decreased by 4% to NOK 7.2 billion. The decrease was mainly due to decreased transportation activity due to lower volumes of liquids, lower Gassled tariffs, and reduced operating expenses related to refining activity, partly offset by increased external gas transportation costs due to lower Gassled ownership.

Adjusted depreciation, amortisation and net impairment losses increased by 17%, mainly due to the opening and start-up of depreciation of the Sheringham Shoal offshore wind farm in autumn 2012.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 4.3 billion in the fourth quarter of 2012, compared to NOK 6.0 billion in the fourth quarter of 2011. The decrease was mainly due to lower Gassled ownership, but also lower contribution from short term sales and trading activities.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 0.8 billion in the fourth quarter of 2012, compared to an adjusted loss of NOK 0.5 billion in the fourth quarter of 2011. The increase was due to higher refinery margins and improved trading results.

In 2012

Net operating income for Marketing, Processing and Renewable Energy amounted to NOK 15.5 billion, a decrease of 37%.

Net operating income in 2012 included a reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a gain on operational storage (NOK 0.1 billion), a negative change in fair value of derivatives (NOK 2.0 billion), impairment loss (NOK 0.4 billion) and a loss due to periodisation of inventory hedging effects (NOK 0.1 billion). Net operating income in 2011 included a gain related to the sale of the 24.1% interest in Gassled (NOK 8.4 billion), a positive change in fair value of derivatives (NOK 4.6 billion), a gain due to periodisation of inventory hedging effects (NOK 2.3 billion), a reversal of a provision and an impairment in connection with Cove Point (NOK 1.6 billion), a gain on our operational storage (NOK 0.7 billion), a net gain on sale of assets (NOK 0.1 billion) and impairment losses (NOK 4.1 billion).

Adjusted for these items, adjusted earnings were NOK 17.7 billion in 2012, compared to NOK 11.2 billion in 2011. The increase was due to higher margins on refining, sales and trading of oil and gas, and also higher gas volumes, partly offset by lower income due to reduced Gassled ownership.

Adjusted total revenues and other income increased by 13% due to higher prices and volume for crude, other oil products and gas sold.

Adjusted purchases increased by 13% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses increased by 6% to NOK 31.1 billion. The increase was mainly due to increased transportation activity due to higher volumes of liquids and longer distances (to capitalise on market opportunities) and increased external gas transportation cost due to lower Gassled ownership, partly offset by lower Gassled tariffs.

Adjusted depreciation, amortisation and net impairment losses decreased by 12%, mainly due to lower Gassled ownership and lower depreciation due to impairments last year.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 14.7 billion in 2012, compared to NOK 13.2 billion in 2011. The increase was mainly related to higher margin from gas sales due to increased prices and volumes, in addition to a higher contribution from trading and end user sales, partly offset by lower income due to reduced Gassled ownership.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 3.3 billion in 2012, compared to an adjusted loss of NOK 1.6 billion in 2011. The increase was mainly due to higher refinery margins and improved trading results.

Key event since last quarter:

  Statoil entered into a 10-year gas sales agreement with Wintershall for the delivery of a total of 45 billion cubic metres (bcm) to the German and other North-West European markets.

FUEL & RETAIL

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Until this transaction, SFR had been fully consolidated in the Statoil Group with a 46% non-controlling interest.

In the financial statements for the year ended 31 December 2012, Statoil recognised a gain of NOK 5.8 billion from the transaction, presented as Other income in the Fuel and Retail segment. The gain is exempt from taxes. The gain is excluded from the Group's Adjusted earnings, see Use and reconciliation of non-GAAP financial measures for further information about non-GAAP measures.

The net operating income from the underlying business activity in Fuel & Retail in the period from 1 January 2012 to 19 June 2012 was NOK 1.1 billion, recognised in the financial statements for the year ended 31 December 2012, compared to NOK 1.9 billion for the year ended 31 December 2011.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Condensed cash flow statement	For the year ended
(in NOK billion)	2012	2011	Change
		(restated)

Cash flows from underlying operations [8]	250.8	230.4	20.4
Cash flows from (to) changes in working capital	4.6	1.9	2.7
Taxes paid	(119.9)	(112.6)	(7.4)
Other changes	(7.4)	(0.7)	(6.7)

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	128.0	119.0	9.0

Additions to PP&E and intangible assets	(112.4)	(92.2)	(20.2)
Additions through business combinations	0.0	(25.7)	25.7
Proceeds from sale of assets and businesses	29.8	29.8	(0.0)
(Increase) decrease in financial investments	(12.1)	3.8	(15.9)
Other changes	(1.9)	(0.6)	(1.4)

CASH FLOWS USED IN INVESTING ACTIVITIES	(96.6)	(84.9)	(11.8)

Net change in long-term borrowing	0.9	2.7	(1.8)
Net current loans and other	1.6	4.5	(2.9)
Dividends paid	(20.7)	(19.9)	(0.8)

CASH FLOWS PROVIDED BY (USED IN)FINANCING ACTIVITIES	(18.2)	(12.8)	(5.5)

Net increase (decrease) in cash flows	13.2	21.4	(8.2)

The statements below are related to developments in 2012 compared to 2011.

In 2012

Cash flows provided by operating activities increased by NOK 9.0 billion. The increase was mainly due to increased cash flows from underlying operations of NOK 20.4 billion, affected by increased volumes of liquids and gas sold and higher prices measured in NOK for both liquids and gas. The increase was partly offset by an increase in taxes paid of NOK 7.4 billion and a greater increase in other changes contributing NOK 6.7 billion.

Cash flows used in investing activities increased by NOK 11.8 billion. The increase was mainly due to higher additions to PP&E and intangible assets of NOK 20.2 billion, which reflects a higher activity level in 2012 compared to 2011. Also higher financial investments of NOK 15.9 billion added to the increase. The increase was partly offset by the acquisition of Bakken assets in 2011, contributing NOK 25.7 billion. Proceeds from sales remained at the same level. For the year ended 2012, the proceeds from sales were mainly related to payments from the sale of interest in Gassled, the sale of NCS assets to Centrica and the sale of the 54% shareholding in SFR. Proceeds from sales for the year ended 2011 were mainly related to the sale of interests in the Kai Kos Dehseh oil sands in Canada and the Peregrino oil field in Brazil.

Cash flows provided by (used in) financing activities increased by NOK 5.5 billion. The increase was mainly due to change in long-term borrowing of NOK 1.8 billion and change in current loans and other of NOK 2.9 billion, mainly due to increased repayment of loans.

CAPITAL SPENDING

Gross investments	Fourth quarter			For the year ended
(in NOK billion)	2012	2011	Change	2012	2011	Change

Development and Production Norway	13.2	12.6	5%	48.6	41.4	17%
Development and Production International	13.1	54.6	(76%)	54.6	84.4	(35%)
Marketing, Processing and Renewable Energy	2.8	1.0	>100%	6.2	4.6	34%
Fuel & Retail	0.0	0.6	(100%)	0.9	1.5	(41%)
Other	0.1	(0.6)	>(100%)	3.0	1.6	85%

Gross investments (1)	29.1	68.2	(57%)	113.3	133.6	(15%)

Gross investments1) amounted to NOK 29.1 billion in the fourth quarter of 2012, down NOK 39.1 billion compared to the same quarter last year. In the fourth quarter of 2011, gross investments included the assets of Brigham Exploration Company of NOK 39 billion.

Gross investments amounted to NOK 113.3 billion for the year ended 2012, down NOK 20.3 billion compared to the year ended 2011. The decrease was mainly due to gross investments related to the assets of Brigham Exploration Company in 2011, partly offset by increased gross investments in 2012 due to higher activity level compared to 2011. Organic investments excluding acquisitions and financial leases amounted to NOK 108.1 billion for the year ended 2012. This is in line with our guidance for 2012, we expected organic investments at around USD 18 billion.

For the year ended 2012, gross investments included expenditures related to exploration, investments to improve oil recovery and major development projects: Gudrun, Goliat, Skarv, Valemon, Fast Track projects (NCS), Bakken, Marcellus, Eagle Ford, Jack/St Malo (U.S.), and CLOV and PSVM in Angola.

FINANCIAL INDICATORS

Financial indicators	For the year ended
(in NOK billion)	2012	2011	Change

Gross interest-bearing financial liabilities (2)	119.4	131.5	(12.1)
Net interest-bearing liabilities adjusted (3)	45.1	76.0	(30.9)
Net debt to capital employed ratio (3)	10.9%	19.9%
Net debt to capital employed ratio adjusted (3)	12.4%	21.1%
Current financial investments	14.9	5.1	9.8
Cash and cash equivalents	65.2	55.3	9.9

Gross interest-bearing financial liabilities2) decreased by NOK 12.1 billion mainly due to decreased non-current bonds, bank loans and finance lease liabilities of NOK 10.6 billion, impacted by increased repayment of non-current bonds by NOK 4.8 billion and increased new current bonds of NOK 3.0 billion.

Adjusted net interest-bearing liabilities3) decreased by NOK 30.9 billion, mainly due to an increase in cash and cash equivalents and current financial investments of NOK 19.6 billion, a decrease in gross financial liabilities of NOK 12.1 billion and an increased change in non-GAAP adjustments to net interest-bearing liabilities of NOK 0.8 billion.

The net debt to capital employed ratio3) decreased from 19.9% to 10.9%, mainly due to a decrease in net interest-bearing liabilities of NOK 31.7 billion partly offset by an increase in capital employed of NOK 3.0 billion. Adjusted net debt to capital employed decreased from 21.1% to 12.4% mainly due to the same factors as described above.

Current financial investments increased by NOK 9.8 billion. Current financial investments are a part of our liquidity management.

Cash and cash equivalents increased by NOK 9.9 billion. The increase mainly reflects increase in deposits, treasury bills and commercial papers with a maturity of three months or less.

1) Defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted.
2) Defined as non-current and current bonds, bank loans and finance liabilities.
3) In the calculation of adjusted net interest-bearing liabilities, we make certain adjustments which make net interest-bearing liabilities and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2011 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
  Adjusted earnings after tax
  Net interest-bearing liabilities adjusted
  Production cost per boe
  Net debt to capital employed ratio
  Return on average capital employed after tax (ROACE)
  Cash flows from underlying operations

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.
  Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact NOI. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
  Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and the investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation	31 December
(in NOK billion, except percentages)	2012	2011

Net Income (last 12 months)	69.5	78.4
Net Financial Items Adjusted (last 12 months)	(2.3)	(8.2)
Tax on Financial Items (last 12 months)	(0.1)	1.6

Net Income adjusted for Financial Items after Tax (A1)	67.0	71.9

Adjusted Earnings after Tax (last 12 months) (C1)	55.1	50.7

Calculated Average Capital Employed:
Average Capital Employed before Adjustments (B1)	357.7	326.0
Average Capital Employed (B2)	363.1	332.5

Calculated ROACE:
Calculated ROACE based on Average Capital Employed before Adjustments (A1/B1)	18.7%	22.1%
Calculated ROACE based on Adjusted Earnings after Tax and Capital Employed (C1/B2)	15.2%	15.3%

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

Reconcilliation of overall operating expenses to production cost	For the three months ended
(in NOK billion)	2012				2011
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

Operating expenses, Statoil Group	15.6	16.5	14.1	17.8	17.5

Deductions of costs not relevant to production cost calculation
Operating expenses in Business Areas non-upstream	5.8	5.6	4.0	6.9	6.4

Total operating expenses upstream	9.8	10.9	10.0	10.9	11.0

Operation over/underlift 1)	(0.8)	0.5	(0.3)	0.4	(0.2)
Transportation pipeline/vessel upstream 2)	1.5	1.5	1.5	1.4	1.3
Miscellaneous items 3)	1.4	1.3	0.8	1.5	1.5

Total operating expenses upstream for cost per barrel calculation 4)	7.7	7.7	8.0	7.6	8.5

Entitlement production used in the cost per barrel calculation (mboe/d)	1,841	1,624	1,786	1,970	1,778
Equity production used in the cost per barrel calculation (mboe/d)	2,032	1,811	1,980	2,193	1,975

1) Exclusion of the effect from the over-underlift position in the period. Reference is made to End notes 5.
2) Transportation costs are excluded from the unit of production cost calculation.

3) Consists of royalty payments, removal/abandonment estimates, reversal of provision related to the discontinued part of the early retirement pension (see Note 7 Pensions to the Condensed interim financial statements) and the guarantee in connection with the Veslefrikk field which are not part of the operating expenses related to production of oil and natural gas in the period.

4) In 2012, Statoil has elected to adjust Total operating expenses upstream only for the effects of footnotes 1-3 and will no longer present further adjustments related to restructuring and Grane gas purchase.

Production cost	Entitlement production		Equity production
(in NOK per boe, last twelve months)*	31-Dec		31-Dec
	2012	2011	2012	2011

Production cost per boe	47	47	42	42

* Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the production volumes (mboe/d multiplied by number of days) for the corresponding period.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing financial liabilities. The calculation uses balance sheet items related to gross interest-bearing financial liabilities and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing liabilities incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing liabilities.

The table below reconciles net interest-bearing liabilities, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	For the year ended 31 December
(in NOK billion, except percentages)	2012	2011	2010
		(restated)	(restated)

Shareholders' equity	319.2	278.9	219.5
Non-controlling interests (Minority interest)	0.7	6.2	6.9

Total equity (A)	319.9	285.2	226.4

Current bonds, bank loans, commercial papers and collateral liabilities	18.4	19.8	11.7
Bonds, bank loans and finance lease liabilities	101.0	111.6	99.8

Gross interest-bearing financial liabilities (B)	119.4	131.5	111.5

Cash and cash equivalents	65.2	55.3	33.8
Financial investments	14.9	5.1	8.3

Cash and cash equivalents and financial investment (C)	80.1	60.4	42.0

Net interest-bearing liabilities before adjustments (B1) (B-C)	39.3	71.0	69.5

Other interest-bearing elements (1)	7.3	6.9	9.9
Marketing instruction adjustment (2)	(1.2)	(1.4)	(1.5)
Adjustment for project loan (3)	(0.3)	(0.4)	(0.6)

Net interest-bearing liabilities adjusted (B2)	45.1	76.0	77.4

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing liabilities (A+B1)	359.2	356.1	295.9
Capital employed adjusted (A+B2)	365.0	361.2	303.8

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	10.9%	19.9%	23.5%
Net debt to capital employed adjusted (B2/(A+B2)	12.4%	21.1%	25.5%

1) Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.
2) Marketing instruction adjustment is adjustment to gross interest bearing financial liabilities due to the SDFI part of the financial lease in the Snøhvit vessels included in Statoil's balance sheet.
3) Adjustment for project loan is an adjustment to gross interest bearing financial liabilities due to the BTC project loan structure.

Cash flows from underlying operations begin with income before tax and adjust for items with no cash effect, according to definition. The measure provides an indication of cash flows from underlying operations, and is an additional measurement to cash flows provided by operations which also includes changes in working capital, taxes paid and other changes.

Cash flows from underlying operations	For the year ended
(in NOK billion)	2012	2011

Income before tax	206.7	213.8

Adjustments
Depreciation, amortization, impairment	60.5	51.4
Exploration expenditures written off	3.1	1.5
(Gains) losses on foreign currency transactions and balances	3.3	4.2
(Gains) losses on sales of asset and other items	(21.7)	(27.7)
(Increase) decrease in net derivative financial instruments	(1.1)	(12.8)

Cash flows from underlying operations	250.8	230.4

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group
Items impacting net operating income	Fourth quarter		For the year ended
(in NOK billion)	2012	2011	2012	2011

Net operating income	45.8	60.7	206.6	211.8

Total revenues and other income	2.2	(13.9)	(9.8)	(30.9)
Change in Fair Value of derivatives	1.0	(4.2)	3.5	(10.1)
Periodisation of inventory hedging effect	(0.2)	(1.0)	0.1	(1.9)
Over/Underlift	(0.1)	(0.0)	(0.7)	4.1
Gain/loss on sale of assets	(0.0)	(8.5)	(14.3)	(23.0)
Eliminations	1.5	(0.2)	1.6	0.1

Purchase [net of inventory variation]	0.6	(0.2)	(0.1)	(0.7)
Operational Storage effects	0.6	(0.2)	(0.1)	(0.7)

Operating expenses	(0.4)	0.2	(3.6)	(0.6)
Over/Underlift	(0.4)	(0.0)	(0.1)	(1.2)
Other Adjustments 1)	(0.1)	0.2	(3.3)	0.2
Gain/loss on sale of assets	(0.0)	0.0	(0.0)	0.4
Cost accrual changes	0.0	0.0	(0.2)	0.0

Selling, general and administrative expenses	(0.2)	0.0	(0.9)	(0.6)
Impairment	(0.2)	0.0	(0.2)	0.0
Other Adjustments 1)	0.0	0.0	(0.6)	0.0
Provisions	0.0	0.0	0.0	(0.6)
Cost accrual changes	0.0	0.0	(0.1)	0.0

Depreciation, amortisation and impairment	0.5	(0.1)	1.2	1.2
Impairment	0.5	0.2	1.2	4.8
Reversal of Impairment	0.0	(0.3)	0.0	(3.6)

Exploration expenses	0.0	(0.8)	(0.2)	(0.3)
Impairment	0.0	0.0	0.0	1.5
Reversal of Impairment	0.0	(0.9)	0.0	(1.9)
Other Adjustments	0.0	0.0	(0.2)	0.0

Sum of adjustments	2.6	(14.8)	(13.3)	(31.9)

Adjusted earnings	48.3	45.9	193.2	179.9

1) Other adjustments in 2012 include NOK 3.7 billion (Operating expenses) and NOK 0.6 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension.

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		Fourth quarter		For the year ended
(in NOK billion)		2012	2011	2012	2011

Net operating income (NOI)	A	45.8	60.7	206.6	211.8
Tax on NOI	B	32.5	35.5	137.1	137.1

NOI after tax	C = A-B	13.2	25.3	69.4	74.7

Adjustments	D	2.6	(14.8)	(13.3)	(31.9)
Tax on adjustments	E	0.7	(4.1)	0.9	(7.8)

Adjusted earnings after tax	F = C+D-E	15.1	14.5	55.1	50.7

Net financial items	G	0.2	(0.6)	0.2	2.1
Tax on net financial items	H	0.4	(0.8)	0.1	(1.6)

Net income	I = C+G-H	13.0	25.5	69.5	78.4

Composition of tax expense and effective tax rate in the fourth quarter of 2012	Before tax	Tax	Tax rate	After tax

Adjusted earnings [8]	48.3	(33.2)	69%	15.1
Adjustments	(2.6)	0.7	28%	(1.8)
Net operating income	45.8	(32.5)	71%	13.2

Financial items	0.2	(0.4)	159%	(0.1)

Total	46.0	(32.9)	72%	13.1

Composition of tax expense and effective tax rate for the year 2012	Before tax	Tax	Tax rate	After tax

Adjusted earnings [8]	193.2	(138.1)	71%	55.1
Adjustments	13.3	0.9	(7%)	14.3
Net operating income	206.6	(137.1)	66%	69.4

Financial items	0.3	(0.1)	44%	0.1

Total	206.8	(137.2)	66%	69.6

END NOTES

  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
  A total of 11.8 mboe per day in the fourth quarter of 2012 and 12.2 mboe per day in the fourth quarter of 2011 represent our share of production in associated companies which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for Development & Production Norway and Development & Production International. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

  The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.

FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as developments at Johan Sverdrup, the Wintershall agreement, and the acquisition of additional assets and operatorship in the Marcellus play; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

CONDENSED INTERIM FINANCIAL STATEMENTS

4th quarter 2012

CONSOLIDATED STATEMENT OF INCOME
	For the three months		For the year
	ended 31 December		ended 31 December
(unaudited, in NOK million)	2012	2011	2012	2011

Revenues	159,191	173,891	705,734	645,599
Other income	1,426	8,835	17,682	24,606

Total revenues and other income	160,617	182,726	723,416	670,205

Purchases [net of inventory variation]	(76,843)	(82,758)	(363,122)	(319,605)
Operating expenses	(15,596)	(17,456)	(63,959)	(60,419)
Selling, general and administrative expenses	(1,937)	(3,216)	(11,131)	(13,208)
Depreciation, amortisation and net impairment losses	(15,801)	(13,774)	(60,525)	(51,350)
Exploration expenses	(4,686)	(4,794)	(18,123)	(13,839)

Net operating income	45,754	60,728	206,556	211,784

Net financial items	152	(574)	170	2,057

Income before tax	45,906	60,154	206,726	213,841

Income tax	(32,889)	(34,682)	(137,243)	(135,398)

Net income	13,017	25,472	69,483	78,443

Attributable to equity holders of the company	12,978	25,477	68,908	78,787
Attributable to non-controlling interests	39	(5)	575	(344)

Basic earnings per share	4.08	8.01	21.66	24.76
Diluted earnings per share	4.07	7.99	21.60	24.70
Dividend declared and paid per ordinary share	-	-	6.50	6.25
Weighted average number of ordinary shares outstanding (millions)	3,180.4	3,181.1	3,181.5	3,182.1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months		For the year
	ended 31 December		ended 31 December
(unaudited, in NOK million)	2012	2011	2012	2011

Net income	13,017	25,472	69,483	78,443

Actuarial gains (losses) on employee retirement benefit plans	4,398	(7,166)	5,552	(7,364)
Income tax effect on income and expense recognised in OCI	(1,212)	2,033	(1,479)	2,028
Items that will not be reclassified to profit or loss	3,186	(5,133)	4,073	(5,336)

Foreign currency translation differences	(5,093)	4,185	(11,920)	6,054
Change in fair value of available for sale financial assets	0	(12)	0	(209)
Items that may be reclassified to profit or loss subsequently	(5,093)	4,173	(11,920)	5,845

Other comprehensive income	(1,907)	(960)	(7,847)	509

Total comprehensive income	11,110	24,512	61,636	78,952

Attributable to equity holders of the company	11,071	24,517	61,061	79,296
Attributable to non-controlling interests	39	(5)	575	(344)

CONSOLIDATED BALANCE SHEET
	At 31 December	At 31 December	At 31 December
	2012	2011	2010
(unaudited, NOK million)		(restated)	(restated)

ASSETS
Property, plant and equipment	439,088	407,585	351,578
Intangible assets	87,634	92,674	43,171
Investments in associated companies	8,273	9,217	8,997
Deferred tax assets	3,899	5,704	1,878
Pension assets	9,435	3,888	5,265
Derivative financial instruments	33,183	32,723	20,563
Financial investments	14,973	15,385	15,357
Prepayments and financial receivables	4,866	3,343	3,945

Total non-current assets	601,351	570,519	450,754

Inventories	25,292	27,770	23,627
Trade and other receivables	74,090	103,834	75,886
Derivative financial instruments	3,592	6,010	6,074
Financial investments	14,937	5,133	8,272
Cash and cash equivalents	65,164	55,341	33,758

Total current assets	183,075	198,088	147,617

Assets classified as held for sale	0	0	44,890

TOTAL ASSETS	784,426	768,607	643,261

EQUITY AND LIABILITIES
Shareholders' equity	319,212	278,916	219,542
Non-controlling interests	674	6,239	6,853

Total equity	319,886	285,155	226,395

Bonds, bank loans and finance lease liabilities	100,959	111,611	99,797
Deferred tax liabilities	81,161	82,520	78,065
Pension liabilities	20,635	26,984	22,112
Asset retirement obligations, other provisions and other liabilities	95,525	87,304	67,978
Derivative financial instruments	2,765	3,904	3,386

Total non-current liabilities	301,045	312,323	271,338

Trade and other payables	81,792	93,967	73,720
Current tax payable	62,235	54,296	46,694
Bonds, bank loans, commercial papers and collateral liabilities	18,426	19,847	11,730
Derivative financial instruments	1,042	3,019	4,161

Total current liabilities	163,495	171,129	136,305

Liabilities directly associated with the assets classified as held for sale	0	0	9,223

Total liabilities	464,540	483,452	416,866

TOTAL EQUITY AND LIABILITIES	784,426	768,607	643,261

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited, in NOK million)	Share capital	Additional paid-in capital	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interests	Total equity

At 31 December 2011	7,972	40,765	218,518	0	11,661	278,916	6,239	285,155
Net income for the period			68,908			68,908	575	69,483
Other comprehensive income			4,073		(11,920)	(7,847)		(7,847)
Dividends paid			(20,683)			(20,683)		(20,683)
Other equity transactions		(143)	61			(82)	(6,140)	(6,222)

At 31 December 2012	7,972	40,622	270,877	0	(259)	319,212	674	319,886

At 31 December 2010	7,972	40,819	164,935	209	5,607	219,542	6,853	226,395
Net income for the period			78,787			78,787	(344)	78,443
Other comprehensive income			(5,336)	(209)	6,054	509		509
Dividends paid			(19,891)			(19,891)		(19,891)
Other equity transactions		(54)	23			(31)	(270)	(301)

At 31 December 2011	7,972	40,765	218,518	0	11,661	278,916	6,239	285,155

Other equity transactions in the Non-controlling interests column for 2012 is primarily related to the sale of Statoil Fuel & Retail ASA. For more information see note 3 Significant events.

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the year ended 31 December
	2012	2011	2010
(unaudited, in NOK million)		(restated)	(restated)

Income before tax	206,726	213,841	136,826

Adjustments for:
Depreciation, amortisation and net impairment losses	60,525	51,350	50,694
Exploration expenditures written off	3,121	1,531	2,916
(Gains) losses on foreign currency transactions and balances	3,252	4,187	1,612
(Gains) losses on sales of assets and other items	(21,685)	(27,743)	(1,207)
(Increase) decrease in inventories	829	(4,102)	(3,431)
(Increase) decrease in trade and other receivables	10,775	(14,366)	(16,705)
Increase (decrease) in trade and other payables	(7,029)	20,360	9,521
(Increase) decrease in net derivative financial instruments	(1,138)	(12,786)	(594)
Taxes paid	(119,948)	(112,584)	(92,266)
(Increase) decrease in non-current items related to operating activities	(7,404)	(681)	(2,156)

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	128,024	119,007	85,210

Additions through business combinations	0	(25,722)	0
Additions to property, plant and equipment	(96,029)	(85,072)	(68,430)
Exploration expenditures capitalised and additions to other intangibles	(16,380)	(7,155)	(14,975)
(Increase) decrease in financial investments	(12,104)	3,817	(2,804)
(Increase) decrease in non-current loans granted and other non-current items	(1,947)	(564)	911
Proceeds from sale of assets and businesses	29,840	29,843	1,909
Prepayment received related to the held for sale transactions	0	0	4,124

CASH FLOWS USED IN INVESTING ACTIVITIES	(96,620)	(84,853)	(79,265)

New non-current loans and issuance of bonds	13,093	10,060	15,562
Repayment of non-current bonds, bank loans and finance lease liabilities	(12,209)	(7,402)	(3,324)
Dividend paid	(20,683)	(19,891)	(19,095)
Net current loans and other	1,594	4,478	5,946

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(18,205)	(12,755)	(911)

Net increase (decrease) in cash and cash equivalents	13,199	21,399	5,034

Effect of exchange rate changes on cash and cash equivalents (net of overdraft)	(1,917)	(169)	333
Cash and cash equivalents at the beginning of the period (net of overdraft)	53,584	32,354	26,987

Cash and cash equivalents at the end of the period	64,866	53,584	32,354

Proceeds from sale of assets and businesses for the year ended 31 December 2012 primarily relate to cash received from the sale of the 24.1% working interest in Gassled which was sold in 2011, the sale of certain licences (Centrica) on the Norwegian continental shelf and the sale of the 54% shareholding in Statoil Fuel & Retail ASA. Changes in working capital items resulting from these sales are excluded from Cash flows provided by operating activities and have been classified as Proceeds from sale of assets and businesses.

Cash and cash equivalents include a net bank overdraft of NOK 298 million at 31 December 2012, NOK 1,757 million at 31 December 2011 and NOK 1,404 million at 31 December 2010.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All the group's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the fourth quarter 2012 were authorised for issue by the board of directors on 6 February 2013.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2011.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts have been reclassified to conform to current period presentation.

The condensed interim financial statements are unaudited.

Significant changes in accounting policies in the current period
With effect from 1 October 2012 the group changed its policy for classification of short-term financial investments with less than three months to maturity from Financial investments to Cash and cash equivalents in the balance sheet. At the same time, the group changed its policy for presentation of changes in current financial investments from Cash flows provided by operating activities to Cash flows used in investing activities in the statement of cash flows. The changes have been applied retrospectively in these condensed interim financial statements.

As part of its liquidity management, the group has gradually increased its use of short-term highly liquid investments, such as short-term debt securities and money market funds. This development, combined with relatively high level of liquidity being maintained over time, has led the group to conclude that presenting money market funds and highly liquid investments with less than three months to maturity as part of Cash and cash equivalents, rather than Financial investments, better reflects the group's liquidity management policies, and therefore provides more relevant information. In conjunction with the above change, the group also considers it more relevant to present changes in the remaining financial investments, i.e. excluding those that are now included under Cash and cash equivalents, as Investing activities in the statement of cash flows. For further information see Note 2 Change in accounting policy to these condensed interim financial statements.

There have been no other significant accounting policy changes in 2012 compared to the annual financial statements for 2011.

Standards and amendments effective from 1 January 2013
At year end 2012 the below listed standards and standard amendments applicable to the Statoil group had been issued but were not yet effective and will be adopted by the group on 1 January 2013. None of the standards and amendments are expected to have a material impact on the group's financial statements upon adoption, although certain line items will be affected. The standards and amendments, except for IFRS 13 Fair Value Measurement, require retrospective implementation, but have been assessed to be immaterial in regard to their impact on the group's accounts for previous reporting periods:

  IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, issued in May 2011 and with transition guidance amendments issued in June 2012, and the amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures, issued in May 2011. EU endorsement of these standards and amendments establishes an effective date of 1 January 2014; however, the group has in this instance elected early adoption of the standards as of 1 January 2013, which is the IASB effective date of the standards.
  IFRS 13 Fair Value Measurement, issued in May 2011
  The amendments to IAS 19 Employee Benefits and to IAS 1 Presentation of Financial Statements, issued in June 2011, and the amendments to IFRS 7 Financial Instruments: Disclosures, issued in December 2011
  The Improvements to IFRSs (2009 - 2011), issued in May 2012

Use of estimates
The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 ACCOUNTING POLICY CHANGES

As stated in note 1 Organisation and basis of preparation, with effect from 1 October 2012 the group changed its policy for classification of short-term financial investments with less than three months to maturity from Financial investments to Cash and cash equivalents in the balance sheet. At the same time, the group changed its policy for presentation of changes in current financial investments from Cash flows provided by operating activities to Cash flows used in investing activities in the statement of cash flows. The policy change has been retrospectively applied in these condensed interim financial statements and the following tables show the effect of the changes in previous periods.

CONSOLIDATED BALANCE SHEET
As restated	At 30 September	At 30 June	At 31 March	At 31 December	At 31 December
(unaudited, in NOK million)	2012	2012	2012	2011	2010

Financial investments	6,895	14,155	26,157	5,133	8,272
Cash and cash equivalents	77,584	70,090	61,040	55,341	33,758
Total	84,479	84,245	87,197	60,474	42,030

As earlier reported	At 30 September	At 30 June	At 31 March	At 31 December	At 31 December
(unaudited, in NOK million)	2012	2012	2012	2011	2010

Financial investments	45,699	48,282	47,735	19,878	11,509
Cash and cash equivalents	38,780	35,963	39,462	40,596	30,521
Total	84,479	84,245	87,197	60,474	42,030

CONSOLIDATED STATEMENT OF CASH FLOWS
As restated	For the nine months ended 30 September	For the six months ended 30 June	For the three months ended 31 March	For the year ended 31 December	For the year ended 31 December
(unaudited, in NOK million)	2012	2012	2012	2011	2010

Cash flows provided by operating activities	110,386	76,615	47,304	119,007	85,210
Cash flows used in investing activities	(56,138)	(34,222)	(37,670)	(84,853)	(79,265)
Cash flows provided by (used in) financing activities	(27,748)	(24,940)	(2,298)	(12,755)	(911)

Net increase (decrease) in cash and cash equivalents	26,500	17,453	7,336	21,399	5,034

Effect of exchange rate changes on cash and cash equivalents	(2,673)	(1,226)	(832)	(169)	333
Cash and cash equivalents at the beginning of the period (net of overdraft)	53,584	53,584	53,584	32,354	26,987

Cash and cash equivalents at the end of the period (net of overdraft)	77,411	69,811	60,088	53,584	32,354

As earlier reported	For the nine months ended 30 September	For the six months ended 30 June	For the three months ended 31 March	For the year ended 31 December	For the year ended 31 December
(unaudited, in NOK million)	2012	2012	2012	2011	2010

Cash flows provided by operating activities	84,056	48,442	19,157	111,463	80,753
Cash flows used in investing activities	(54,822)	(25,936)	(16,356)	(88,670)	(76,461)
Cash flows provided by (used in) financing activities	(27,748)	(24,940)	(2,298)	(12,755)	(911)

Net increase (decrease) in cash and cash equivalents	1,486	(2,434)	503	10,038	3,381

Effect of exchange rate changes on cash and cash equivalents	(1,718)	(721)	(832)	(316)	450
Cash and cash equivalents at the beginning of the period (net of overdraft)	38,839	38,839	38,839	29,117	25,286

Cash and cash equivalents at the end of the period (net of overdraft)	38,607	35,684	38,510	38,839	29,117

3 SIGNIFICANT EVENTS

In the fourth quarter 2012 Statoil entered into an agreement with Wintershall to sell its ownership interests in certain licences on the Norwegian continental shelf (NCS). Wintershall will pay a cash consideration of NOK 7.5 billion (USD 1.4 billion). In addition Statoil will receive a 15% working interest in the Edvard Grieg licence and a contingent consideration of up to NOK 0.6 billion (USD 0.1 billion). Statoil will continue to consolidate the proportionate share (current ownership share) of the revenues and expenditures until the date of closing of the transaction and the consideration will be adjusted for the activity after 1 January 2013 and for working capital at the transaction date. The transaction is subject to approvals from the Norwegian Ministry of Petroleum and Energy and the Norwegian Ministry of Finance, which includes approval of the transfer of operatorship on the Brage licence to Wintershall. The transaction will be recognised in the Development and Production Norway segment at the time of closing, which is expected in the second half of 2013. Statoil expects to recognise a gain from the transaction estimated to be between NOK 6 and 7 billion, to be adjusted for activity between 1 January 2013 and the transaction date. The transaction will be tax exempt under rules in the Norwegian Petroleum Tax system and the estimated gain includes a release of related deferred tax liabilities.

In the fourth quarter 2012 Statoil entered into an agreement to acquire mineral rights leases covering 70,000 net acres in the Marcellus shale area in the northeastern part of the United States. Statoil will be the operator of the licenses and hold a 100% working interest in these mineral right leases. The transaction has been accounted for as an asset acquisition within the Development and Production International segment, with a total consideration of NOK 3.3 billion (USD 0.6 billion).

In the second quarter 2012 Statoil completed a sales transaction of certain interests in licenses on the NCS and recognised a gain of NOK 7.5 billion. The gain has been presented in the line item Other income in the Consolidated statement of income and has been presented in the Development and Production Norway segment in Revenues and other income - third party.

In the second quarter 2012 Statoil divested its Fuel and Retail segment through Statoil ASA's sale of the 54% shareholding in Statoil Fuel & Retail ASA (SFR). A gain of NOK 5.8 billion was recognised on the sale of the segment and presented as Other income in the Consolidated statement of income and has been presented in the Fuel and Retail segment in Revenues and other income - third party.

4 SEGMENTS

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing, Processing and Renewable Energy (MPR); Other and Fuel and Retail (FR; until 19 June 2012 when the segment was sold).

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The measurement basis of segment profit is Net operating income. Financial items and Income tax are not allocated to the operating segments.

Segment data for the three months and twelve months ended 31 December 2012 and 2011 is presented below:

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 31 December 2012
Revenues and other income - third party	(274)	7,274	153,280	337	-	-	160,617
Revenues and other income - inter-segment	52,549	13,979	203	1	-	(66,732)	-

Net operating income (loss)	37,576	5,737	3,986	(53)	-	(1,492)	45,754

Additions to Intangible assets and Property, plant and equipment *	13,209	13,133	2,618	413	-	-	29,373

Three months ended 31 December 2011
Revenues and other income - third party	2,087	2,379	160,225	126	17,909	-	182,726
Revenues and other income - inter-segment	53,587	14,050	11,454	52	732	(79,875)	-

Net operating income (loss)	38,927	3,109	17,875	234	343	240	60,728

Additions to Intangible assets and Property, plant and equipment *	12,631	54,567	1,386	(902)	644	-	68,326

* Excluding changes in asset retirement obligations.

(in NOK million)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail **	Eliminations	Total

Twelve months ended 31 December 2012
Revenues and other income - third party	7,842	26,919	647,228	1,282	40,145	-	723,416
Revenues and other income - inter-segment	212,982	55,949	22,241	-	1,462	(292,634)	-

Net operating income (loss)	161,667	21,484	15,533	2,582	6,912	(1,622)	206,556

Additions to Intangible assets and Property, plant and equipment *	48,650	54,618	5,970	1,558	915	-	111,711

Twelve months ended 31 December 2011
Revenues and other income - third party	7,921	26,111	564,302	1,089	70,782	-	670,205
Revenues and other income - inter-segment	204,181	44,810	45,674	1	2,904	(297,570)	-

Net operating income (loss)	152,713	32,821	24,743	(256)	1,869	(106)	211,784

Additions to Intangible assets and Property, plant and equipment *	41,490	84,339	4,716	1,590	1,479	-	133,614

* Excluding changes in asset retirement obligations.
** Amounts are for the period until 19 June 2012 and include gains from the sale of the FR segment.

The segment data for DPN and FR has been influenced by the transactions discussed in note 3 Significant events. The operating income from the underlying business activity in the FR segment was NOK 1.1 billion in the period from 1 January 2012 to 19 June 2012.

5 FINANCIAL ITEMS AND BONDS

	For the three months ended 31 December		For the year ended 31 December
(in NOK million)	2012	2011	2012	2011

Net foreign exchange gains (losses)	468	(438)	816	(598)
Interest income and other financial items	595	1,058	1,797	2,270
Gains (losses) derivative financial instruments	457	829	3,035	6,940
Interest and other finance expenses	(1,368)	(2,023)	(5,478)	(6,555)

Net financial items	152	(574)	170	2,057

As stated in note 2 Accounting policy changes, with effect from 1 October 2012 the group changed its policy for classification of short-term financial investments with less than three months to maturity from Financial investments to Cash and cash equivalents in the balance sheet. As a consequence certain reclassifications of related foreign currency effects between the line items Net foreign exchange gains (losses) and Interest income and other financial items have been made; however, there is no impact on Net financial items.

An impairment loss of NOK 2.1 billion related to an available for sale financial investment is included in Interest income and other financial items for the year ended 31 December 2012.

On 21 November 2012 Statoil issued USD 0.6 billion of bonds maturing in January 2018 and USD 1.1 billion of bonds maturing in January 2023. On 23 November 2012 Statoil reopened existing bonds maturing in November 2041 and issued USD 0.3 billion of bonds with the same maturity. The registered bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the Securities and Exchange Commission (SEC) in the United States. All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

6 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

(in NOK million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2011	407,585	92,674
Additions	110,242	12,641
Transfers	7,070	(7,070)
Disposals	(12,312)	(1,738)
Expensed exploration expenditures previously capitalised	0	(2,733)
Depreciation, amortisation and net impairment losses	(60,415)	(499)
Effect of foreign currency translation adjustments	(13,082)	(5,641)

Balance at 31 December 2012	439,088	87,634

Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as Exploration expenses or Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (Intangible assets) or development and production assets (Property, plant and equipment), respectively. Net impairment losses and reversals of intangible assets of NOK 0.4 billion, included above in Depreciation, amortisation and net impairment losses, are presented in the Consolidated statement of income as Exploration expenses.

7 PENSIONS

Statoil's decision, in the second quarter 2012, to discontinue Statoil's supplementary (gratuity) part of the early retirement scheme for employees born after 1953 resulted in the recognition of a curtailment gain of NOK 3.8 billion in the Consolidated statement of income. Of this amount NOK 2.8 billion has been recognised in the Other segment, NOK 0.7 billion in the DPN segment and NOK 0.3 billion in the MPR segment. Statoil Fuel and Retail ASA's redesign of its defined benefit plans in the first quarter 2012 resulted in the recognition of a curtailment gain of NOK 0.5 billion in the Fuel and Retail segment. Employees remain entitled to the early retirement benefits available under the national Norwegian "agreement-based early retirement plan" (AFP). Statoil has determined that its obligations under this multi-employer defined benefit plan can be estimated with sufficient reliability for recognition purposes. Accordingly, the estimated proportionate share of the AFP plan has been recognised as a defined benefit obligation.

The amounts in the line item Actuarial gains (losses) on employee retirement benefit plans in the Consolidated statement of comprehensive income for the three months and year ended 31 December 2012 mainly relate to an updated assessment of the appropriate discount rate to be used for pension obligations in Norway. Previously the discount rate was based on government bonds, as the market for high quality corporate bonds in Norway was assessed not to be sufficiently deep. The updated assessment of the Norwegian market for covered bonds (OMF) has, however, led Statoil to conclude that it is appropriate to determine the discount rate for pension obligations by reference to market yields on covered bonds.

8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

In 2012 Statoil has entered into certain new operating lease contracts for drilling rigs, which contribute to an increase in the group's total future leasing commitments. The new drilling rig contracts involve future minimum lease payments of NOK 41 billion and have terms ranging from two months to eight years.

During 2012 the major part of the financial exposure related to gas sales contracts' price review claims, for which arbitration previously had been requested, was settled on commercial terms with no significant impact on the condensed interim financial statements.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. In its financial statements Statoil has provided for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 INCOME TAX

	For the three months		For the year
	ended 31 December		ended 31 December
(in NOK million)	2012	2011	2012	2011

Income before tax	45,906	60,154	206,726	213,841
Income tax	(32,889)	(34,682)	(137,243)	(135,398)
Equivalent to a tax rate of	71.6%	57.7%	66.4%	63.3%

The tax rates for the three months and year ended 31 December 2012 were primarily influenced by the recognition of previously unrecognised deferred tax assets of NOK 2.8 billion, mainly related to tax loss carry forwards in the United States, partly offset by a NOK 2.3 billion one-off deferred tax expense related to a change in the Norwegian tax legislation, in which expenses related to foreign petroleum activity will be ineligible for tax deduction in Norway. The deferred tax expense arises from revaluations of related deferred tax positions. The recognition of the deferred tax assets is based on the expectation that sufficient taxable income will be available through reversals of taxable temporary differences and future taxable income. The tax rate for the year ended 31 December 2012 was also influenced by capital gains subject to lower than average tax rates.

The tax rates for the three months and year ended 31 December 2011 were primarily influenced by capital gains with lower than average tax rates and the recognition of previously unrecognised deferred tax assets. As part of the purchase price allocation (PPA) for the acquisition of Brigham Exploration Company, an amount of NOK 8.7 billion of deferred tax liabilities was recognised at 1 December 2011. As a result of the recognition of these deferred tax liabilities, previously unrecognised deferred tax assets of NOK 3.8 billion related to tax loss carry forwards in other parts of the operations in the United States were recognised in the fourth quarter 2011, with the same effect on a year to date basis.

HSE ACCOUNTING

HSE accounting for 2012

Over the past years we have developed and begun to implement a comprehensive programme to improve our ability to evaluate and control risk, with the ultimate goal of preventing incidents and improving our safety performance. The four strategic HSE priorities adopted by Statoil in 2008 continued to provide the framework for delivery on our HSE policy commitments and our ambition to be an industry leader in HSE during 2012.

These strategic HSE priorities are:

  Compliance and Leadership
  Improved risk management
  Harmonisation and simplification of work processes and management systems
  A stronger focus on technical barriers and integrity

Through setting Statoil's Serious Incident Frequency (SIF) target for 2013 to 0.7 we remain committed to an ambitious SIF target of 0.5 in 2015.

Scope of reporting

Statoil applies a risk based approach to the recording and reporting of our HSE data, whereby we extend our sphere of influence beyond what is considered within our operational control. The following text summarises the scope of our HSE performance reporting presented within this report.

Statoil reports health and safety incident data for all our operated assets, facilities and vessels; including all subsidiaries and operations where we are the technical service provider. We extend this scope of reporting to cover contracted drilling rigs, flotels and vessels; the transportation of products and personnel, projects and modifications.

The key performance indicators are reported quarterly at corporate level for Statoil employees and contractors. Statistics on our employees' sickness absence are reported annually at corporate level.

Historical data include figures related to acquired operations from the acquisition date. Correspondingly, figures related to divested operations are included up to the divestment date.

The chief executive committee submits the HSE results and associated assessments to the board together with the group's quarterly financial results. We communicate key results internally and externally.

Key Safety Results

Our group-wide key HSE performance indicators routinely reported in our 4th quarter results are:

  Serious Incident Frequency (SIF)
  Total recordable incident frequency (TRIF)
  Lost time incident frequency (LTIF)
  Sickness and absence
  Oil spills

During 2012, our operations account for 139 million work hours (including contractors). These work hours form the basis for the frequency indicators in the HSE accounting. Contractors handle a large proportion of the assignments for which Statoil is responsible as operator or principal enterprise.

During 2012 there were no fatalities recorded within Statoil.

The overall Serious Incident Frequency (SIF) indicator decreased from 1.1 (2011) to 1.0 (2012). Excluding the segment Fuel & Retail (SFR), the SIF was 1.0 in 2012, compared to 0.9 in 2011.

The number of total recordable injuries per million work hours (TRIF) decreased from 4.4 in 2011 to 3.8 in 2012. A further breakdown shows:

  Contractor TRIF for 2012 at 4.3 compared with 5.1 in 2011.
  Statoil employee TRIF for 2012 at 2.7 compared with 3.3 in 2011.

The lost-time injury frequency (injuries leading to absence from work) was 1.4 in 2012, a decrease from 1.9 (2011).

The total number of accidental oil spills was 306 in 2012 as against 376 in 2011. The volume increased from 44m3 (2011) to 52 m3 in (2012).

Statoils performance indicators for HSE

TOTAL RECORDABLE INJURY FREQUENCY

Definition: The number of fatalities, lost-time injuries, cases of alternative work necessitated by an injury and other recordable injuries, excluding first-aid injuries per million working hours.

Developments: The total recordable injury frequency (including both Statoil employees and contractors) decreased from 4.4 in 2011 to 3.8 in 2012. The frequency for Statoil employees was down from 3.3 (2011) to 2.7 (2012), our contractor total recordable injury frequency also decrease from 5.1 in 2011 to 4.3 in 2012.

LOST-TIME INJURY FREQUENCY

Definition: The number of lost-time injuries and fatal accidents per million working hours.

Developments: The lost-time injury frequency (including both Statoil employees and contractors) decreased from 1.9 in 2011 to 1.4 in 2012. The frequency for Statoil employees decreased from 1.9 in 2011 to 1.4 in 2012, and for our contractors the lost-time injury frequency also decreased from 1.9 in 2011 to 1.4 in 2011.

SERIOUS INCIDENT FREQUENCY

Definition: The number of incidents of a very serious nature per million working hours (1).

Developments: The serious incident frequency (including both Statoil employees and contractors) decreased from 1.1 in 2011 to 1.0 in 2012. There were no fatalities in 2012.

(1) An incident is an event or chain of events which has caused or could have caused injury, illness and/or damage to/loss of property, the environment or a third party. Matrices for categorisation have been established where all undesirable incidents are categorised according to the degree of seriousness, and this forms the basis for follow-up in the form of notification, investigation, reporting, analysis, experience transfer and improvement.

SICKNESS ABSENCE

Definition: The total number of sickness absence hours as percentage of planned working hours (Statoil employees)(2).

Developments: The sickness absence decreased from 3.8 % in 2011 to 3.6 % in 2012.

(2) In 2010 and 2011 Statoil calculated sickness absences percentage of planned working hours. Previous years sickness absence was calculated as a percentage of planned working days.

OIL SPILLS

Definition: Unintentional oil spills to the natural environment from Statoil operations (in cubic metres) (3).

Developments: The number of unintentional oil spills was 306 in 2012, as against 376 in 2011. The volume increased from 44 cubic metres in 2011 to 52 cubic metres in 2012.

(3) All unintentional oil spills reaching the natural environment from Statoil operations are included in the figure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: February 7, 2013	By:	/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer